CONSENT OF INDEPENDENT AUDITORS


Smith Breeden Series Fund:

We consent to the use in Post-Effective Amendment No. 14 to Registration Statement No. 33-43809 of our report dated May 12, 1997 relating to the Smith Breeden Equity Plus Fund of Smith Breeden Trust and the Smith Breeden Short Duration U.S. Government Series and Smith Breeden Intermediate Duration Series of the Smith Breeden Series Fund incorporated by reference in the Statement of Additional Information which is a part of such Registration Statement, and to the references to us under the captions "Experts" appearing in the Statement of Additional Information and "Financial Highlights" appearing in the Prospectus, which also is a part of such Registration Statement.




DELOITTE & TOUCHE LLP
Princeton, New Jersey
July 23, 1997